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                               February 24, 2021

       Thomas Paquin
       Chief Executive Officer
       VictoryBase Corporation
       PO Box 617
       Roanoke, TX 76262

                                                        Re: VictoryBase
Corporation
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted January
27, 2021
                                                            CIK No. 0001836735

       Dear Mr. Paquin:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted January 27, 2021

       General

   1. We refer to the EquityBase Agreement filed as exhibit 4.1 as an example and note that on
                                                        July 1 the 12 month
term begins and the EquityBase Investor will be given notice of the
                                                        Potential Equity
Subscription Amount and the share price applicable at the end of the next term. Additionally, at
the end of the term you will issue the EquityBase Investor a number of shares based
on certain condition and criteria that may be adjusted, waived or deemed satisfied in
your discretion. As such, it appears that any shares purchased or sold under the subscription
agreement will be completed on September 30 of each year, and there also appears to
be significant uncertainty as to the amount of shares, if any, that will ultimately be issued
pursuant to the EquityBase Agreement. In addition, we note that it
 Thomas Paquin
FirstName LastNameThomas  Paquin
VictoryBase Corporation
Comapany24,
February  NameVictoryBase
            2021          Corporation
February
Page 2 24, 2021 Page 2
FirstName LastName
         does not appear that you have any properties available to rent pursuant to the EquityBase
         Agreement and it is unclear if such properties will be available or if any potential
         EquityBase Investors will be identified prior to qualification. Given the proposed structure of your offering, it is unclear to us how an investor would be able to purchase shares within two calendar days of qualification and, as such, it appears that your offering may constitute a delayed offering of your securities, which is not permissible under Rule 251(d)(3)(i)(F) of Regulation A. Please revise the terms of your offering to comply with Rule 251.
2. We note that the Potential Equity Subscription amount is based on factors such as, the net fair market value of all homes owned by the VB subsidiaries, market demand for
         VictoryBase properties and any other factor you deem relevant and that the amount of securities issued may also be reduced to extent you determine that the EquityBase Investor did not comply with the terms of the EquityBase Agreement. As such, it appears that the
         Potential Equity Subscription can be different for each EquityBase Investor and that an
         EquityBase Investor may not be able to determine the aggregate price or amount of securities to be received pursuant to the EquityBase Agreement. Please provide us with a detailed analysis as to why your offering is not an offering of securities "at other than a fixed price." See Rule 251(d)(3)(ii).
3. Please disclose whether all shares included on this offering statement will be offered and sold to EquityBase Investors through the EquityBase Agreement or if you all intend to sell shares to investors that will not enter into EquityBase Agreements. Please make corresponding changes to your Plan of Distribution section as appropriate.
4. We note that one of more VictoryBase Subsidiaries will raise capital by issuing preferred membership interests and that these interests will likely have preferential rights to distributions, tax allocation and liquidating distributions of the applicable subsidiary.
         Please tell us whether you intend to rely on an exemption for the sale of membership interests, and if so, identify the exemption, and include a risk factor addressing the impact that future issuances of preferred membership interests could have on holders of your common stock.
About This Form 1-A and Offering Circular, page v

5. We note that you indicate that "[n]o warranty can be made as to accuracy of such information . . . [in] this 1-A and Offering Circular." Please note that it is not appropriate to state or imply that investors cannot rely on your disclosure. Please revise or remove the disclaimer. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures. Please make corresponding revisions to page
         2 in the subscription agreement filed as exhibit 4.2.
Plan of Distribution, page 17

6. We note that you may "undertake one or more closings on a rolling basis." Please provide more information as to how these contemplated closings will work in conjunction with
 Thomas Paquin
VictoryBase Corporation
February 24, 2021
Page 3
         this offering. For example, describe with more detail regarding the mechanics of the closings, including how and when investors will be notified of acceptance, the impact that changing the share price pursuant to Section 3(e) of the EquityBase Agreement will have on the yearly closing and what rights subscribers may have after remitting payment, but prior to a closing.
Use of Proceeds, page 18

7. We note that you intend to contribute the proceeds of this offering to VictoryBase
         Holdings LLC. We also note that VictoryBase RE, LLC will contribute its rights and obligations under real estate acquisition agreements to VictoryBase Holdings LLC in exchange for cash or Class A units. It appears that VictoryBase RE, LLC has contracted to purchase 34 acres near Phoenix, Arizona and is negotiating the purchase of homes in
         South Carolina, Texas and Florida. Please revise to state the principal purposes regarding how VictoryBase Holdings LLC will use the proceeds from this offering. Refer to Item 6 on Form 1-A.
Corporate Structure, page 19

8. We note in the organization chart that you will enter a Sub-EquityBase Agreement with
         VictoryBase Holdings LLC and VictoryBase Holdings LLC will enter into Master
         EquityBase Agreements with subsidiaries that hold all of the VictoryBase properties.
         Please provide a description of the material terms of the agreements and file them as exhibits. Refer to Item 17.6 on Form 1-A.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
19

9. Please provide the Plan of Operations disclosure required by Item 9(c) on Form 1-A.
Our Business, page 24

10. We note your disclosure of your estimated total fair market value of the properties. Please tell us and revise your disclosure to state your basis for this estimate, including any assumptions made in your calculation.
Operational Overview, page 26

11. We note your disclosure on the top of page 27 regarding VBRE's potential acquisitions.
       Please balance this disclosure by clarifying any material contingencies to the consummation of these acquisitions and the possibility that VBRE may not be able to
FirstName LastNameThomas Paquin
       consummate such acquisitions. In addition, please provide additional detail regarding the
Comapany   NameVictoryBase
       negotiations            Corporation
                    for the properties in South Carolina, Texas and Florida, such as the status of such
February 24,negotiations
             2021 Page 3and the impact of timing and due diligence.
FirstName LastName
 Thomas Paquin
FirstName LastNameThomas  Paquin
VictoryBase Corporation
Comapany24,
February  NameVictoryBase
            2021          Corporation
February
Page 4 24, 2021 Page 4
FirstName LastName
Directors, Executive Officers and Significant Employees, page 35

12. We note your website includes 3 other members of the management team. Please revise to provide the disclosure required by Item 10 on Form 1-A. In this regard, please include a brief explanation as to the nature of the responsibilities undertaken by the individual in prior positions as required by Item 10(c) on Form 1-A.
Section F/S, page 41

13. Please revise your filing to included audited financial statements. Your financial statements should be revised to also include a statement of cash flows, a statement of changes in stockholders' equity, and footnotes. Please refer to Part F/S of Form 1-A.
14. We note your disclosure that VictoryBase RE, LLC ("VBRE") is negotiating the purchase of homes in South Carolina, Texas, and Florida. You also disclose that VBRE has begun acquiring properties. We further note you disclose you have an arrangement to acquire properties from VBRE. Please address the following:
             Tell us if VBRE currently owns any properties.
             Tell us if any of the properties acquired or to be acquired have a rental history.
             Tell us if any of the properties acquired or to be acquired were purchased from the same seller or from multiple sellers. To the extent the properties were or will be purchased from multiple sellers, tell us if any of these sellers were related parties to any other sellers.
             Tell us what consideration you gave to providing historical financial statements for the acquired or to be acquired properties, and to providing pro forma financial statements reflecting your expected acquisition of such properties. Refer to Part F/S of Form 1-A for financial statement requirements.
Exhibits

15. We note that Section 6 of your subscription agreement contains an exclusive jurisdiction provision. Please add disclosure that clearly describes the provision and the relevant jurisdiction, describes any risks or other impacts on investors and addresses any uncertainty about enforceability. Please also disclose whether the exclusive jurisdiction provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states
 Thomas Paquin
FirstName LastNameThomas  Paquin
VictoryBase Corporation
Comapany24,
February  NameVictoryBase
            2021          Corporation
February
Page 5 24, 2021 Page 5
FirstName LastName
         this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
16. We note that Section 6 of your subscription agreement includes a jury trial waiver provision. Please disclose the jury trial waiver provision in your offering statement and discuss the significant risks of this provision to your investors. In this regard, please disclose whether the jury trial provision applies to claims under the federal securities laws.
17. We note that Article 12 of your Amended and Restated Certificate of Incorporation includes an exclusive forum provision that identifies the Court of Chancery of the State of
         Delaware as the exclusive forum for certain litigation, including any derivative action.
          Please add disclosure that clearly describes the provision and the relevant jurisdiction, describes any risks or other impacts on investors and addresses any uncertainty about enforceability. Also, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
18. We note that Section 38 of your EquityBase Agreement includes an arbitration provision.
         Please include disclosure regarding this provision including a description of the provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, whether this provision applies to claims under the federal securities laws, the impact on claims arising under other laws and whether or not the provision applies to purchasers in secondary transactions. If the provision applies to federal securities laws claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
19. We note that Section 33 of your EquityBase Agreement includes a fee shifting provision.
         Please provide a description of this provision, discuss the types of actions subject to fee-
         shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).
 Thomas Paquin
VictoryBase Corporation
February 24, 2021
Page 6
20. Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Delaware law, it should not indicate in the opinion that it is admitted to practice only in Texas. For guidance, please refer to Section II.B.3.b of
         Staff Legal Bulletin No. 19.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNameThomas Paquin                               Sincerely,
Comapany NameVictoryBase Corporation
                                                              Division of
Corporation Finance
February 24, 2021 Page 6                                      Office of Real
Estate & Construction
FirstName LastName